RANDALL & DANSKIN, P.S.

ATTORNEYS AND COUNSELORS

1500 BANK OF AMERICA FINANCIAL CENTER

601 WEST RIVERSIDE AVENUE

SPOKANE, WASHINGTON 99201-0653

TELEPHONE (509) 747-2052

TELECOPIER (509) 624-2528

KEITH D. BROWN (WA, ID)	ROBERT T. CARTER (WA, ID, OR)
ANTHONY E. GRABICKI (WA, ID)	OF COUNSEL
PETER J. GRABICKI (WA, ID, TX)
ROBERT P. HAILEY (WA, ID, CA)
T. ANDREW HASTINGS (WA)	C.D. RANDALL (1885-1967)
ANGELA M. HAYES (WA, ID)	F.B. DANSKIN (1889-1971)
DAVID A. KULISCH (WA, CA)	A.A. LUNDIN (1914-1976)
DONALD K. QUERNA (WA, ID)	G.L. KIMER (1918-1988)
CAROLE L. ROLANDO (WA)
DOUGLAS J. SIDDOWAY (WA, ID, NY)
LAUREL H. SIDDOWAY (WA, ID, NY)
MICHAEL L. WOLFE (WA, ID, CA)

December 21, 2007	FILED ELECTRONICALLY

Anne Nguyen-Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Nguyen-Parker:

This responds to your October 11, 2007 letter to William Orchow concerning the staff’s review of Revett Minerals Inc.’s amended registration statement on Form 10 filed on September 21, 2007.  For ease of reference, we have addressed these comments in the order presented in your letter.  Please refer to the contemporaneously filed second amendment to the registration statement, which has been marked to show the changes specified herein.

General

1.             Revett Minerals owned no shares of Revett Silver Class B Common Stock as of September 30, 2007, and it owns no such shares as of this writing.  Its holdings at such date consisted of 58,989,705 shares Revett Silver’s Class A common stock, which constituted 67.7% of Revett Silver’s then issued and outstanding capital stock.  (Subsequent to September 30th, Revett Minerals acquired an additional 1,097,999 shares of Revett Silver’s Class A common stock, bringing its total to 60,087,704 shares or approximately 69.0% of Revett Silver’s then issued and outstanding shares of capital stock.)

As we previously noted in response to comment number 10 of the staff’s August 17, 2007 letter, Revett Minerals acquired the Revett Silver Class A shares in conjunction with the latter’s simultaneous redemption and cancellation of a like number of shares of its Class B common stock.  The consideration for these redemptions consisted of shares of Revett Minerals common stock, which were issued to the former holders of the redeemed Revett Silver Class B shares on a one-for-one basis.  The circumstances of these redemptions are set forth elsewhere in the registration statement, in the subsection entitled “Redemption and Exchange Provisions of the Revett Silver Class B Stock”.

We have revised the disclosures at pages 2, 17, 38 and 39 of the amended registration statement to make them consistent with each other.

2.             The staff’s comment is noted.  Mining activities at the Troy mine resumed on August 12, 2007, not July 12th.  We regret the typographical error.

3.             We do not believe the reader is well served by including an explanation of the Kennecott note in what is essentially an overview of the company’s development.  We have instead revised the disclosure at page 1 to include a cross-reference to other portions of the amended registration statement that describe Revett Minerals’ acquisitions of the Troy mine and Rock Creek, including the terms and conditions of the note, in sufficient detail.

4.             We have revised the disclosure at page 52 of the amended registration statement to delete reference to the Kennecott interest payment.  As we previously noted in response to comment number 18 of the staff’s August 17, 2007 letter, Kennecott and ASARCO acquired their interests in Revett Silver in October 1999 and February 2000, respectively, in conjunction with Revett Silver’s acquisitions of the Troy mine and the Rock Creek project.  Neither Kennecott nor ASARCO had any interest in the registrant prior to that time and were not (and are not) related parties.

5.             The subject disclosure pertains to an embedded derivative that is a critical accounting estimate.  When Revett Minerals sells its copper concentrate, it records the account receivable and revenue at the invoice price.  This is only a provisional payment, however.  The final price that Revett Minerals receives for the concentrate is not fully determinable for a month to four months from the date of sale.  Consequently, Revett Minerals must estimate the final prices that it will receive in such future periods.  It bases these estimates on published futures prices for the concentrate for the periods in which the final prices will be determined.  We have revised the disclosure at page 18 of the amended registration statement to make this clear.

6.             Revett Minerals’ management is responsible for adopting an internal control system that gives it and the board of directors reasonable assurance that the company’s financial statements present fairly its financial position and activities.  Management is also responsible for establishing and maintaining disclosure controls and procedures that provide reasonable assurance the material information concerning the company and its consolidated subsidiaries is appropriately disclosed.

In 2007, Revett Minerals adopted disclosure controls and procedures, and its chief executive officer and chief financial officer evaluated the overall design and effectiveness of the disclosure controls and procedures.  It was concluded that because of certain adjustments required for the year ended December 31, 2006, the controls over financial reporting were not effective as at December 31, 2006.  Following this review, the company engaged an outside firm to augment its internal accounting resources and to assist it with respect to certain complex and unusual financial reporting matters and its tax reporting and compliance.  With these changes, Revett Minerals believes that, as at June 30, 2007, its controls and procedures were effective and its financial statements were free of material misstatements.

Revett Minerals is not yet required to evaluate the effectiveness of its internal controls and procedures over financial reporting.  It is in the process of evaluating its controls and procedures, however, and expects to complete this evaluation by the end of 2008.

The disclosure at page 19 of the amended registration statement has been revised to make this clearer.

7.             Revett Minerals has made some changes to its controls over financial reporting.  Specifically, it has engaged outside tax experts to review its reporting of its tax liabilities and assets, and its estimate of the current year tax provision.  It has also engaged outside accounting experts to review its treatment of certain complex accounting matters.  The company may make additional changes in its controls over financial reporting depending upon the outcome of this review.  None of these changes materially affected or were likely to affect its internal control over financial reporting.  We have revised the disclosure at page 19 of the amended registration statement to make this clear.

8.             We have revised the footnote concerning the Duvals’ shareholdings at page 36 of the amended registration statement to make it clear that the redeemable shares of Revett Silver Class B common stock held by them are not included in computing the number of shares of Revett Minerals common stock that they own.  No further changes were required to the beneficial ownership tables, since each other footnote already contained the requested disclosure.

9.             The information required by Item 407(e)(4) has been added, at page 45 of the amended registration statement.

10.           We have revised the summary compensation table, at page 46 of the amended registration statement to include the correct footnote reference.

11.           As our prior disclosure made clear, the compensation committee surveyed the peer group of companies for purposes of determining salary compensation, not bonuses.  Bonuses are determined and awarded pursuant to a formula-driven bonus plan that takes specific weighted performance criteria into account.  This, too, was previously disclosed.  The market performance of the peer group is irrelevant to this process.

12.           Neither Revett Minerals’ compensation committee nor its board of directors have devised or articulated a precise formula for determining how stock price performance, financing, and cash flow and profitability targets will be used in measuring the named executives’ bonus compensation.  This having been said, if the company’s stock price performance is relatively poorer than those of the peer group companies, then no bonus compensation would be awarded with respect to that objective.  Similarly, if financing objectives are not attained or cash flow and profitability targets are not met, then no bonuses would be awarded with respect to those objectives either.  The “discretionary” component takes into account management’s responsiveness to unexpected events that may occur during the compensation period, and any extra-ordinary effort or performance during the period.  This is now disclosed more fully at page 49 of the amended registration statement.

13.           Revett Minerals believes its amortization methodology is a systematic and rational procedure, as contemplated by paragraph 149 of FASB Statement of Financial Accounting Concepts 6 for the following reasons:

To begin, all mining companies operating in Montana are required by law to provide financial assurances that a mine site will be reclaimed once mining activities cease.  The company has provided that assurance, to the state’s satisfaction, through the ERTP, which is a financial surety that is guaranteed to remain in place over the life of the Troy mine.

The cost of the surety included an up-front premium and certain excise taxes.  The amount of the premium was based upon the company’s estimate of the expected life of the Troy mine, based on then known proven and probable reserves and the anticipated mill throughput.  If the cost of reclamation is less than $6.4 million, the Company would be entitled to a refund of amounts in the trust fund.  As our reclamation liability and changes there to is directly related to production, a unit of production amortization is a more appropriate basis of  amortization.

Production issues experienced during start up of the Troy mine resulted in materially lower throughput, however, and necessitated changes to the depletion of the forecasted existing reserve base.  In addition, the company determined there was a good probability of increased reserves at Troy.  Based on these factors, it concluded that the units of production method was superior to the straight line method for estimating the life of the Troy mine and the commensurate period of time that the financial surety would be required to be maintained.

14.           Subsection (d) of Note 13 has been revised to include the requested additional information.

15.           We have amended Note 13(e) to cross-reference the warrant disclosure appearing elsewhere in the financial statements.

16.           The consolidated balance sheet of Revett Silver for the years ended December 31, 2004 and 2003, and consolidated statements of operations, cash flows and changes in stockholders deficit for the periods then ended are included in the amended registration statement.

17.           The disclosure required by FAS 7 for US GAAP reconciliation purposes is included in the Revett Silver financial statements referred to in response to comment number 16.

18.           As previously reported, Revett Minerals expenses all of its exploration costs at the Troy mine unless the exploration results in proven or probable reserves.  This said, we have expanded the disclosure of the company’s accounting policy in Note 2  to the year end financial statements to include the following additional policies:

•      Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are exploration expenditures and are expensed as incurred.

•      Drilling and related costs incurred to define and delineate a residual minerals deposit that has not previously been classified as a proven or probable reserve at a development stage or production stage mine will only be capitalized when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the company in the accounting period when the expenditure is made.

•      Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a mineral deposit into a proven or probable reserve at a development stage or production stage mine, based upon the known geology and metallurgy, existing or planned mining and processing facilities, and existing operating permits and environmental programs.  Prior to capitalizing such costs, management must determine that the following conditions have been met:  (a) there is a probable future economic benefit to the company; (b) the company has or can obtain the economic benefit and control access to it; and (c) the transaction or event giving rise to the economic benefit has already occurred.

We confirm to you that the only drilling expenses that have been capitalized at Troy since the company’s inception occurred in 2006, and can be shown to have directly resulted in an increase in the proven and probable reserves.  The capitalized amount was $23,003.51.

We further confirm to you that Revett Minerals has not capitalized any drilling activities at Rock Creek, since it has not yet performed any such work at Rock Creek.  All of the expenditures incurred at Rock Creek, consisting of preliminary engineering design work and legal and internal expenses relating to the procurement and defense of the company’s operating permits, have been expensed.

Closing Comments

The requested statement from the company acknowledging its responsibility for the accuracy and adequacy of the disclosures in the filing and the legal effect of the staff’s comments has been prepared and signed, and is being mailed under separate cover, to your attention.

Please do not hesitate to contact the undersigned directly if you have further comments or require additional information.  My email address is djs@randanco.com, if that would be more convenient.

Very truly yours,

RANDALL & DANSKIN, P.S.

Douglas Siddoway